FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 28, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on June 28, 2021

CELLCOM ISRAEL ANNOUNCES ISRAELI MINISTRY OF
COMMUNICATIONS RESOLUTION RE. 2G AND 3G
TECHNOLOGIES SHUTDOWN

Netanya, Israel – June 28, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous report regarding a hearing published by the Israeli Ministry of Communications, or MOC, regarding the shutdown of 2G and 3G networks (the "Old Technologies") until 2025 year-end, on June 27, 2021, the Company received the MOC resolution which, determines, among others, the shutdown of service by the Old Technologies on December 31, 2025 (the "Due Date") (with an option to advance such date to January 1, 2025, subject to certain conditions) and certain interim arrangements until the Due Date. In addition, frequency bands initially allocated for the Old Technologies were extended until 2030 year-end, for usage also with more advanced technologies. The Company is examining the effect of the MOC's resolution on its amortization expenses reflected in the financial statements in light of the change in the fixed and tangible assets' lifetime attributed to the Old Technologies.

For additional details see our 2020 annual report on Form 20-F, dated April 28, 2021, under Item 3. Key Information –D. Risk factors - Risks Related to our Business - We may be adversely affected by the significant technological and other changes in the telecommunications industry".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For June 28, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary